SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

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☐	Preliminary Proxy Statement
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☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12

Enzo Biochem, Inc.

(Name of Registrant as Specified In Its Charter)

Harbert Discovery Fund, LP
Harbert Discovery Co-Investment Fund I, LP
Harbert Discovery Fund GP, LLC

Harbert Discovery Co-Investment Fund I GP, LLC

Harbert Fund Advisors, Inc.

Harbert Management Corporation

Jack Bryant

Kenan Lucas

Raymond Harbert

Fabian Blank

Peter J. Clemens, IV

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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DATED FEBRUARY 11, 2020

ENZO BIOCHEM, INC.

527 Madison Avenue

New York, New York 10022

__________________________

SUPPLEMENT TO THE

PROXY STATEMENT

OF

HARBERT DISCOVERY FUND, LP AND HARBERT DISCOVERY CO-INVESTMENT FUND I, LP

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

This proxy supplement (including all annexes attached hereto, this “Supplement”) supplements, amends and, to the extent inconsistent, supersedes the corresponding information in the Proxy Statement dated December 6, 2019 (the “Proxy Statement”) of Harbert Discovery Fund, LP, Harbert Discovery Co-Investment Fund I, LP and certain of their affiliates (as identified in Annex I, “Harbert Discovery”, “we”, “our” or “us”), and the nominees named in Proposal 2 (the “Nominees” and together with Harbert, the “Participants”) in connection with the solicitation of proxies from the shareholders of Enzo Biochem, Inc., a New York corporation (“Enzo” or the “Company”) at the upcoming 2019 annual meeting of shareholders (the “Annual Meeting”).

Except as described in this document, the information provided in the Proxy Statement continues to apply and this supplement should be read in conjunction with the Proxy Statement. To the extent the following information differs from, updates or conflicts with information contained in the Proxy Statement, the supplemental information below is more current. Capitalized terms used herein, but not otherwise defined shall have the meanings set forth in the Proxy Statement.

The Annual Meeting is currently scheduled to be reconvened on February 25, 2020, at The Yale Club of New York City, 50 Vanderbilt Avenue, New York, NY 10017 at 9:00 a.m., New York City time, unless adjourned or postponed to a later date, with respect to the following (each, a “Proposal” and, collectively, the “Proposals”):

Proposal		Our Recommendation

1.	To approve an amendment to the Company’s By-Laws to increase the maximum size of the Board from five (5) to six (6) members, and provide the discretion to the Board to increase or decrease the size of the Board within the range of five (5) and seven (7) directors	AGAINST

2.	To elect the two individuals nominated by Harbert Discovery as Class II directors	FOR ALL

3.	To approve, by a nonbinding advisory vote, the compensation of the Company’s Named Executive Officers	AGAINST

4.	To ratify the Company’s appointment of EisnerAmper LLP to serve as the Company’s independent registered public accounting firm for the Company’s fiscal year ending July 31, 2020	FOR
5.	To approve an amendment to the Company’s By-Laws to implement majority voting in uncontested director elections	FOR
To transact such other business as may properly come before the Annual Meeting

The Board is currently composed of five directors divided into three classes. The terms of two Class II directors will expire at the Annual Meeting and, according to the Company’s proxy statement for the Annual Meeting filed on Schedule 14A with the Securities and Exchange Commission (the “SEC”) (the “Company’s Proxy Statement”), there will be two (2) Class II directors, one (1) Class I director, and potentially one (1) Class III director elected at the Annual Meeting. The election of the Class III director is contingent on Proposal 1. Through this Proxy Statement and enclosed BLUE proxy card, we are soliciting proxies to elect the Nominees named herein to serve as directors, who if elected would only constitute a minority of the Board.

Due to the Company’s refusal to grant the consent of Rebecca Fischer, its nominee for Class I director, to be included on our proxy card and its changing of the agenda/rules of the election, we are not allowed to provide shareholders with the opportunity to vote for Ms. Fischer on our proxy card under SEC rules. However, because Ms. Fischer is running unopposed as a Class I director, then under the Company’s plurality voting standard, she will be elected to the Board should she receive any votes at all, including votes from management. In addition, we are not seeking authority to vote for the Company’s Class III nominee—Barry W. Weiner—if Proposal 1 is approved by the shareholders. However because Mr. Weiner is running unopposed, if Proposal 1 is passed, then under the Company’s plurality voting standard Mr. Weiner will be elected to the Board if he receives any votes. The names, backgrounds and qualifications of the Company’s nominees and the directors who are continuing in office, and other information about them, can be found in the Company’s Proxy Statement. There is no assurance that any of the Company’s nominees will serve as directors if any or all of our Nominees are elected.

The Company has set the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”) as December 3, 2019. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. At the close of business on the Record Date, there were 47,556,807 shares of common stock, par value $0.01 per share (“Common Stock”), outstanding according to the Company’s Proxy Statement.

We urge you to sign, date and return the BLUE proxy card, “AGAINST” Proposal 1, “FOR ALL” of the Nominees to the Board in Proposal 2, “AGAINST” Proposal 3, “FOR” Proposal 4, and “FOR” Proposal 5.

This proxy solicitation is being made by Harbert Discovery and the Nominees, and not on behalf of the Board or management of the Company or any other third party.  We are not aware of any other matters to be brought before the Annual Meeting other than as described herein.  Should other matters be brought before the Annual Meeting, the persons named as proxies in the enclosed BLUE proxy card will vote on such matters in their discretion.

If you have already voted using the Company’s white or gold proxy card, you have every right to change your vote by completing and mailing the enclosed BLUE proxy card in the enclosed pre-paid envelope or by voting via Internet or by telephone by following the instructions on the BLUE proxy card. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions under “Can I change my vote or revoke my proxy?” in the Questions and Answers section.

Even if you previously submitted a proxy card, we urge you to fill out and submit the enclosed BLUE proxy card today. The BLUE proxy card enclosed with this Supplement differs from the proxy cards previously furnished to you with the Proxy Statement in that the enclosed BLUE proxy card reflects the Company’s new proposal to increase the size of the Board. Any proxy card or voting instruction form may be revoked at any time prior to its exercise at the Annual Meeting as described in the Proxy Statement. Only your latest dated and signed proxy card or voting form will be counted. If you would like to oppose the expansion of the Board, you must fill out and submit the enclosed BLUE proxy card.

For instructions on how to vote and other information about the proxy materials, see the Questions and Answers section starting on page 12.

THIS SUPPLEMENT CONTAINS IMPORTANT ADDITIONAL INFORMATION AND SHOULD BE READ IN CONJUNCTION WITH THE PROXY STATEMENT.

We urge you to promptly sign, date and return your BLUE proxy card.

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Okapi Partners LLC, (“Okapi”), toll free at (888) 785-6707 or collect at (212) 297-0720.

SUPPLEMENTAL BACKGROUND OF THIS PROXY SOLICITATION

On January 16, 2020, Harbert Discovery publicly announced that proxy advisor Glass Lewis & Co. recommended that shareholders vote on the BLUE proxy card in support of both of the Nominees.

On January 17, 2020, Harbert Discovery publicly announced that proxy advisor Institutional Shareholder Services, Inc. recommended that shareholders vote on the BLUE proxy card in support of its nominee Fabian Blank.

On January 21, 2020, Harbert Discovery publicly announced that proxy advisor Egan Jones Proxy Services recommended that shareholders vote on the BLUE proxy card in support of both of the Nominees.

On January 28, 2020 the Company publicly disseminated a press release stating that the Board was acting that day to delay the Annual Meeting until February 25, 2020. The delay was purportedly to add to the agenda for the Annual Meeting a board size increase proposal, to withdraw Dr. Bruce Hanna as a nominee for re-election, and to nominate founder Barry W. Weiner (who was then standing in opposition to the Nominees) as a Class III director if the board size increase proposal passed. The immediate effect of the delay and new agenda was that Harbert’s nominees would not be elected until February 25 instead of January 31, that Barry W. Weiner would not necessarily be voted off the Board as he would have most likely been had the meeting been January 31, and that the influence of Harbert’s nominees on the Board would be reduced if the board size proposal was passed.

On January 31, 2020, despite its previous assertions that the Annual Meeting was delayed, the Company nonetheless convened the Annual Meeting on less than two hours’ notice and purportedly adjourned it until February 25, 2020.

On February 5, 2020, the Discovery Fund and Discovery Co-Investment Fund filed a complaint in the United States District Court for the Southern District of New York captioned Harbert Discovery Fund, LP, et al. v. Enzo Biochem, Inc., et al., 1:20-cv-01021-MKV asserting direct claims against Enzo and the directors and derivative claims on behalf of Enzo against the directors. Pursuant to their complaint, Discovery Fund and Discovery Co-Investment Fund are seeking, among other things, a declaration that the Issuer’s proposal to increase the size of the Board without obtaining the supermajority vote required in the Issuer’s amended certificate of incorporation is invalid and a determination that the directors have breached their fiduciary duties and disclosure obligations.

PROPOSAL 1: BYLAW TO INCREASE BOARD SIZE

According to the Company’s Proxy Statement, the Company is seeking an amendment to the Company Bylaws (the “By-Laws”). The Company’s Proxy Statement states that the proposed bylaw amendment (the “Bylaw Size Bylaw”) will change the maximum number of directors on the Board from five (5) to six (6) and provide that the Board will have discretion to increase or decrease the size of the Board within the range of five (5) to seven (7) directors.

The expansion of the Board requires an amendment to the By-Laws. Currently, Article II, Section 2 of the By-Laws say, “The number of directors constituting the Board shall be fixed at five (5).” Under the Company’s most recently enacted Certificate of Amendment to the Certificate of Incorporation, filed with the New York Department of State on July 22, 1988 (the “Certificate of Amendment”), this bylaw cannot be amended without the support of (i) the holders of at least 80% of the voting power of the then outstanding shares or stock entitled to vote generally in the election of directors, voting together as a single class, and (ii) a majority of such shares beneficially owned by persons not affiliated with an Interested Shareholder (as defined in the “Certificate of Amendment”) (the “80% Supermajority”).

The Company claims without evidence that this bylaw was inadvertent and now seeks to amend Article II, Section 9 of the By-Laws, which refers to the organization of the Board, to say the Board size shall be six; but that the Board shall be permitted to decrease it to five or increase it to seven directors. This Bylaw, if adopted, would be inconsistent with Article II, Section 2 of the By-Laws and the Certificate of Amendment. The text of the Company’s proposed changes to Article II, Section 9 of the By-Laws, marked with the proposed amendment is below:

Section 9. Size and Organization. The number of directors constituting the Board shall be fixed at six (6); provided, however, that the Board shall have discretion to increase or decrease the size of the Board within the range of five (5) and seven (7) directors. The Chairman of the Board shall act as chairman of and preside at all meetings of the Board at which he is present. If the Chairman of the Board shall be absent from any meeting of the Board, the duties otherwise provided in this Section 9 of Article II to be performed by him at such meeting shall be performed at such meeting by the individual elected by the Board to act as Lead Independent Director. If the Chairman of the Board shall be absent from any meeting of the Board, and if no Lead Independent Director has been elected or if the Lead Independent Director is not present at the meeting, the Vice Chairman of the Board shall act as chairman of and preside at such meeting. If the Chairman of the Board shall be absent from any meeting of the Board, and if no Lead Independent Director or Vice Chairman of the Board has been elected or if the Lead Independent Director and the Vice Chairman of the Board are not present at the meeting, the President shall act as chairman of and preside at such meeting. If the Chairman of the Board shall be absent from any meeting of the Board, and if no Lead Independent Director or Vice Chairman of the Board has been elected and no President has been appointed or if the Lead Independent Director, the Vice Chairman of the Board and the President are not present at the meeting, another director chosen by a majority of the directors present shall act as chairman of and preside at such meeting. The Secretary (or, in his absence or inability to act, any person appointed by the chairman) shall act as secretary of the meeting and keep the minutes thereof.

We recommend voting AGAINST Proposal 1 because enlarging the size of the Board, especially to seven directors, is completely out of line with what is necessary for a company of this size. Additionally, this proposal is a clear attempt by the Company to further entrench ineffective directors in contravention of the clear desires of the shareholders. This Board Size Bylaw, if adopted, would be inconsistent with the existing bylaw in Article II, Section 2 of the By-Laws, which says the Board size is five directors.

Additionally, we believe that it is poor corporate governance practice to seek an expansion of the board without first identifying the individual who will fill the potentially newly created directorship. Such an arrangement would delay shareholders from having the opportunity to vote on the individual until they can stand for election in an annual meeting.

We urge shareholders to vote AGAINST Proposal 1 on the BLUE proxy card.

Vote Required.

According to the Certificate of Amendment, this bylaw will require an 80% Supermajority vote of the shareholders to pass, as it is inconsistent with Article II, Section 2 of the By-Laws[1]. Although the Company’s Proxy Statement claims that the voting standard to enact the Board Size Amendment is the affirmative vote of a majority of the votes present in person or by proxy of the holders of shares entitled to vote therein (and that broker non-votes will have no effect), we believe that the clear language of the Company’s charter as amended by the Certificate of Amendment, dictates that the 80% Supermajority vote is required. Abstentions will have the same effect as a vote against Proposal 1. Broker non-votes, if any, will have the same effect as votes cast against Proposal 1.

We urge you to sign and return our BLUE proxy card. If you have already voted using the Company’s white or gold proxy card, you have every right to change your vote by completing and mailing the enclosed BLUE proxy card in the enclosed pre-paid envelope or by voting via Internet or by telephone by following the instructions on the BLUE proxy card. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions under “Can I change my vote or revoke my proxy?” If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Okapi Partners LLC, (“Okapi”), toll free at (888) 785-6707 or collect at (212) 297-0720.

_________________

1 Article 10 of the Certificate of Amendment reads as follows: “Article II, Section[] 2 . . . of the By-Laws shall not be altered, amended, or repealed and no provision inconsistent therewith shall be adopted without the affirmative vote of (i) the holders of at least 80% of the voting power of the then outstanding shares or stock entitled to vote generally in the election of directors, voting together as a single class, and (ii) a majority of such shares beneficially owned by persons not affiliated with an Interested Shareholder. . .”

We Recommend a Vote AGAINST Proposal 1.

PROPOSAL 2: ELECTION OF DIRECTORS

According to public information, the Board currently consists of five directors divided into three classes. The terms of two Class II directors expire at the Annual Meeting and, based on the Company’s Proxy Statement, we expect there will be two Class II directors elected at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our Nominees, each of whom is independent of the Company, as Class II directors. Even if all of the Nominees are elected, the Nominees will represent a minority of the members of the Board, and therefore there can be no assurance that they can implement the actions that they believe are necessary to enhance shareholder value.

The Company is not proposing any Class II nominees in opposition of our Nominees. If successful in our proxy solicitation, and Proposal 1 (the Board Size Bylaw) fails, the Board will be composed of our Nominees — Fabian Blank and Peter J. Clemens, IV—and incumbent directors, Dov Perlysky, Elazar Rabbani and Rebecca J. Fischer (assuming Ms. Fischer receives at least one vote). If Proposal 1 (the Board Size Bylaw) is approved, the Board will be composed of Fabian Blank and Peter J. Clemens, IV—and incumbent directors, Dov Perlysky, Elazar Rabbani, Rebecca J. Fischer and Barry W. Weiner (assuming Ms. Fischer and Mr. Weiner receive at least one vote). If elected, each of the Nominees will serve three-year terms until the 2022 annual meeting of shareholders and until their successors have been duly elected and qualified. There is no assurance that any incumbent director will serve as a director if one or more of the Nominees are elected to the Board.

The Company is also proposing that a Class I director be elected and that if the Board Size Bylaw is approved, that a Class III director be elected. Due to the Company’s refusal to grant the consent of Rebecca Fischer, its nominee for Class I director, to be included on our proxy card and its changing of the agenda/rules of the election, we are not allowed to provide shareholders with the opportunity to vote for Ms. Fischer on our proxy card under SEC rules. However, because Ms. Fischer is running unopposed as a Class I director, then under the Company’s plurality voting standard, she will be elected to the Board should she receive any votes at all, including votes from management. In addition, we are not seeking authority on our proxy card to vote for the Company’s Class III nominee—Barry W. Weiner—if Proposal 1 is approved by the shareholders. However, because Mr. Weiner is running unopposed, if Proposal 1 is passed, then under the Company’s plurality voting standard Mr. Weiner will be elected to the Board if he receives any votes. The only way to vote for the Company’s nominees is to vote on the Company’s proxy card or to request a legal proxy (if you are a beneficial owner) and attend the Annual Meeting.

Nominees:

FABIAN BLANK
Age; Address	45; Roemerstrasse 6, 56864 Bad Bertrich, Germany
Occupation	Strategic Advisor and Private Investor

Experience

Mr. Fabian Blank is a senior management advisor and private investor, engaged with a wide range of companies in the healthcare sector. Since 2016, he has been providing capital and expertise on healthcare and digital health through Senthera Capital UG. He provides strategic advisory services for healthcare companies both in the broader healthcare industry (clients in healthcare services, insurance and pharma), as well as institutional investors (working with venture capital and private equity investors focused on healthcare). Through the same entity, Mr. Blank makes private capital investments in early stage digital health startups in targeted verticals (including cardiology, mental health, orthopedics or care). In parallel, Mr. Blank has founded and financed Vivira Health Lab, Inc., an SaaS digital health services startup, which he has been closely supporting on strategic matters, fundraising, and operational go-to-market topics. Since 2015, Mr. Blank has been an independent advisor to executives and management teams in the healthcare, healthTech and medical sectors, typically involved in either strategic discussions or buy-side transactions. Previously, Mr. Blank was the Chief Executive Officer and Co-Owner of Meduna Klinik Group, a family-owned healthcare services group focused on post-operative inpatient treatments in orthopedics and cardiology from 2013 to 2016, when he sold the group to a private equity buyer. Previously, Mr. Blank was a Partner at McKinsey & Company, Inc. where he focused on growth topics in both the technology/ telecoms and healthcare sectors. His healthcare sector clients included hospitals, medical centers, rehab clinics and other medical care providers. His total tenure at McKinsey lasted 13 years, from 2000 to 2013.

Mr. Blank has been serving as Independent Non-Executive Director of Georgia Healthcare Group PLC, the largest, integrated healthcare services, pharmacy and medical insurance provider in Georgia (Eurasia), since 2018. He has been appointed as a member to each of the Clinical Quality and Safety Committee and the Nomination Committee. Mr. Blank has also been serving as an advisory board member to GYANT.COM, Inc., a platform that uses artificial intelligence in tandem with medical experts to improve the diagnosis and treatment of non-urgent conditions, since 2019, and as the chairman of Recover Health Ltd., a startup developing a digital platform to aid in the recovery process of stroke survivors, since 2018.

Mr. Blank received a “pre-diploma” degree in business management from Germany’s University of Trier in 1996, spent a year as an exchange student at the Boston University School of Management from 1996 to 1997, spent an MBA exchange semester at Spain’s Escuela Superior de Administración y Dirección de Empresas in 1999 and graduated with a graduate degree in business management from Germany’s Leipzig Graduate School of Management in 1999.

Skills & Qualifications	Mr. Blank’s qualifications to serve as a director include his extensive experience and expertise across all sectors of the healthcare industry, his business and investment background and his roles advising healthcare executives and boards around the world.

PETER J. CLEMENS, IV
Age; Address	54; 2383 N Berry’s Chapel Rd, Franklin TN 37069
Occupation	Director
Experience

Mr. Peter J. Clemens, IV is an executive with a variety of experiences in the healthcare sector. Mr. Clemens previously served as Executive Vice President and Chief Financial Officer of Surgical Care Affiliates from 2011 to 2015, a large healthcare services company that partnered with physicians, health systems and health plans to develop and operate approximately 200 surgical facilities around the country. During his time at Surgical Care Affiliates, Mr. Clemens worked closely with the company’s executive team to evaluate, finance and execute the company’s acquisition and business strategy, largely consisting of acquiring and operating interests in surgery centers. He also prepared the company for an initial public offering and took the company public in 2013. The company was later sold to Optum Health.

Before joining Surgical Care Affiliates, from 1995 to 2010 Mr. Clemens served in various roles at Caremark Rx, Inc., a Fortune 60 company before its merger with CVS in 2007. Mr. Clemens most recently served as Executive Vice President and Chief Financial Officer at this company which went through a large transformation from a physician practice company to a pharmacy services organization during his tenure. After the CVS merger, Mr. Clemens served as the Executive Vice President and Chief Financial Officer of the Pharmacy Services Division of CVS Caremark, a $50 billion division of the Fortune 20 company and the largest integrated pharmacy healthcare provider in the United States, with total revenues of ~$100 Billion. Mr. Clemens served as Executive Vice President and Chief Financial Officer from June 2005 until 2010, Senior Vice President of Finance and Treasurer from 1998 until 2005 and Vice President of Finance and Treasurer from 1995 until 1998 while working for these organizations. During his time at CVS Health Corporation and Caremark RX, Mr. Clemens managed a finance group consisting of over 700 individuals and worked closely with the Chief Executive Officer and Chief Operating Officer and other operational leaders to evaluate and execute business strategy for the companies. Prior to joining CVS Health Corporation and Caremark Rx, Inc., Mr. Clemens worked in corporate banking at Wachovia Bank from 1991 until 1995 and Regions Bank from 1987 until 1989.

Mr. Clemens has served as a director of Vituro Health, a privately owned healthcare services company serving men with prostate cancer using High Intensity Focused Ultrasound (HIFU), a non-invasive procedure that ablates cancer, since 2016. Mr. Clemens also previously served as a director of DSI Renal, Inc., a privately owned healthcare services company in the dialysis space that was sold to Fresenius.

Mr. Clemens received an M.B.A. from the Owen Graduate School of Management at Vanderbilt University, with concentrations in Finance and Accounting in 1991. Mr. Clemens also received a B.S. in Mathematics from Samford University in 1987.

Skills & Qualifications	Mr. Clemens’ qualifications to serve as a director include his experience as an executive in the healthcare industry, his role as a senior advisor and strategist to healthcare professionals across a plethora of medical industries and his extensive background in and knowledge of healthcare finance.

We urge shareholders to vote FOR ALL of the Nominees on the BLUE proxy card.

None of the organizations or corporations referenced above is a parent, subsidiary or other affiliate of the Company. We believe that, if elected, each of the Nominees will be considered an independent director of the Company under (i) the Company’s Corporate Governance Guidelines as published on the Corporation’s website as of the date of this Proxy Statement; (ii) Section 303A of the New York Stock Exchange’s Listed Company Rules (the “NYSE Rules”); and (iii) paragraph (a)(1) of Item 407 of Regulation S-K. Under the NYSE Rules, however, a final determination as to the independence of the Nominees will not be made until after their election and appointment to the Board.

We refer shareholders to the Company’s Proxy Statement for the biographies and other important information regarding the members of the Board in the classes of directors that are not up for election at the Annual Meeting.

Each of the Nominees has agreed to being named as a Nominee in this proxy statement and has confirmed his or her willingness to serve on the Board if elected. Harbert Discovery does not expect that any of the Nominees will be unable to stand for election, but, in the event that a Nominee is unable to or for good cause will not serve, the shares of Common Stock represented by the BLUE proxy card will be voted for a substitute candidate selected by Harbert Discovery.  If Harbert Discovery determines to add or substitute nominees, whether because the Company expands the size of the Board or increases the number of directors at the Annual Meeting subsequent to the date of this Proxy Statement or for any other reason, it will file an amended proxy statement and proxy card that, as applicable, identifies the additional or substitute nominees, discloses that such nominees have consented to being named in the revised proxy statement and to serve if elected and includes biographical and other information about such nominees required by the rules of the SEC.

Vote Required.

According to the Company’s Proxy Statement, directors shall be elected by a plurality of the votes cast, meaning the two Class II director nominees who receive the highest number of shares voted “FOR” their election will be elected to the Board. The Company has disclosed in its Proxy Statement that it does not intend to propose any nominees to oppose Harbert Discovery’s Nominees as Class II directors. The Company’s nominees for Class I and Class III directors are also running unopposed. Under the Company’s plurality voting standard the Class I director will be elected if she receives any votes, and the Class III director will be elected if the Board Size Amendment is approved and he receives any votes. Abstentions will have no effect on the outcome of Proposal 2. Broker non-votes will have no effect on Proposal 2 as brokers are not entitled to vote on this proposal in the absence of voting instructions from the beneficial owner.

We Recommend a Vote FOR ALL of the Nominees on the BLUE proxy card.

PROPOSAL 3: ADVISORY VOTE ON THE COMPANY’S NAMED EXECUTIVE OFFICER COMPENSATION

According to the Company’s Proxy Statement, the Company will provide shareholders with the opportunity to cast a non-binding advisory vote on the compensation of the Company’s Named Executive Officers (“NEOs”). While this vote is advisory in nature, the Company’s Proxy Statement states that the Board “value[s] the opinion of our stockholders and the Board and the Compensation Committee will review the voting results and will take into account the outcome of the vote when considering future compensation decisions for the Named Executive Officers.”

According to the Company’s Proxy Statement, the Company will request a non-binding, advisory vote on a resolution substantially in the following form:

“RESOLVED, that the Company’s stockholders approve, on a nonbinding advisory basis, the compensation paid to the Company’s Named Executive Officers, as disclosed in the Company’s Proxy Statement for the 2019 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the Summary Compensation table and the related compensation tables and narrative discussion.”

We encourage all shareholders to review the Company’s proxy disclosures in the Company’s Proxy Statement in detail.

According to the Company’s Proxy Statement, the shareholder vote on this Proposal 3 is advisory, which means that it is not binding on the Company, the Board or the Compensation Committee of the Board.

We recommend voting AGAINST Proposal 3 because we do not believe the Company’s compensation practices are currently construed in the best interest of the Company and its shareholders. In fiscal year 2019, the Company’s NEOs received compensation of $4,630,851. Yet, during the fiscal year, the Company’s stock was down more than 11.5% while its adjusted EBITDA declined more than $15.3 million from the previous year.

Vote Required.

According to the Company’s Proxy Statement, the approval of Proposal 3 requires the affirmative vote of a majority of the votes cast at the Annual Meeting. Abstentions will be treated as shares that are present and entitled to vote and therefore will count as votes against Proposal 3. Broker non-votes will have no effect on Proposal 3 as brokers are not entitled to vote on this proposal in the absence of voting instructions from the beneficial owner.

We Recommend a Vote AGAINST Proposal 3 on the BLUE proxy card.

PROPOSAL 4: RATIFICATION OF THE COMPANY’S SELECTION OF INDEPENDENT PUBLIC ACCOUNTING FIRM

According to the Company’s Proxy Statement, the Board has determined that it is desirable to request the approval of the appointment of its independent registered public accounting firm by the shareholders of the Company. The Company’s Proxy Statement indicates that the Audit Committee of the Board has appointed EisnerAmper LLP (“EisnerAmper”) as the Company’s independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending, July 31, 2020. EisnerAmper has audited the financial statements of the Company since 2013.

The Company’s Proxy Statement states that if shareholders do not ratify the appointment, the Audit Committee will consider the adverse vote as an indication that it should consider selecting another independent registered public accounting firm for the following fiscal year but it is not required to do so. Even if the appointment is ratified, the Audit Committee, in its discretion, may select a new independent registered public accounting firm at any time during the year if it believes that such a change would be in the Company’s best interest.

Vote Required.

According to the Company’s Proxy Statement, the approval of Proposal 4 requires the affirmative vote of a majority of votes cast at the Annual Meeting. Abstentions will be treated as shares that are present and entitled to vote and therefore will count as votes against Proposal 4. Broker non-votes will have no effect on Proposal 4 as brokers are not entitled to vote on this proposal in the absence of voting instructions from the beneficial owner.

We Recommend a Vote FOR Proposal 4 on the BLUE proxy card.

PROPOSAL 5: APPROVAL OF THE AMENDMENT TO THE BY-LAWS TO IMPLEMENT MAJORITY VOTING IN UNCONTESTED DIRECTOR ELECTIONS

According to the Company’s Proxy Statement, the Company will provide shareholders with the opportunity to cast a vote on an amendment to the Company Bylaws (the “By-Laws”). The Company’s Proxy Statement states that the proposed bylaw amendment (the “Amendment”) will change the voting standard in uncontested elections from a plurality standard to a majority standard. Under the majority standard, for a nominee to be elected to the Board in an “uncontested election,” the number of votes cast “FOR” the nominee’s election must exceed the number of votes cast “AGAINST” their election. Abstentions would not be considered votes cast “FOR” or “AGAINST” a nominee.

Implementation of a majority voting standard requires an amendment to the By-Laws. This amendment consists of amending Article 1, Section 9 of the By-Laws, which refers to voting standards, as follows:

Section 9. Voting. Except as otherwise provided by statute, the Certificate of Incorporation, or any certificate duly filed in the office of the Department of State of the State of incorporation, each holder of record of shares of stock of the Corporation having voting power shall be entitled at each meeting of the shareholders to one vote for every share of such stock standing in his name on the record of shareholders of the Corporation on the date fixed by the Board as the record date for the determination of the shareholders who shall be entitled to notice of and to vote at such meeting; or if such record date shall not have been so fixed, then at the close of business on the day next preceding the day on which notice thereof shall be given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; or each shareholder entitled to vote at any meeting of the shareholders may authorize another person or persons to act for him by a proxy signed by such shareholder or his attorney-in-fact. Any such proxy shall be delivered to the secretary of such meeting at or prior to the time designated in the order of business for so delivering such proxies. No proxy shall be valid after the expiration of three years from the date thereof, unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the shareholder executing it, except in those cases where an irrevocable proxy is permitted by law. Except as otherwise provided by statute, these By-Laws, or the Certificate of Incorporation, any corporate action to be taken by vote of the shareholders shall be authorized by a majority of the total votes, or when shareholders are required to vote by class by a majority of the votes of the appropriate class, cast at a meeting of shareholders by the holders of shares present in person or represented by proxy and entitled to vote on such action. Each director of the Corporation to be elected by shareholders shall be elected by the vote of a majority of the votes cast with respect to such director by the shares present in person or represented by proxy and entitled to vote on the election of directors at any meeting of shareholders duly called for that purpose at which a quorum is present; provided, however, that directors shall be elected by a plurality of the votes cast in a contested election. An election shall be considered contested if, as of the date that this 10 days prior to the filing of the definitive proxy materials for such election, the number of nominees for election as a member of the Board exceeds the number of directors to be elected. A “majority of votes cast” means that the number of shares voted “for” a nominee for election as a member of the Board exceeds the number of shares voted “against” the election of such nominee. Abstentions and broker non-votes shall not constitute votes “for” or “against”. Any incumbent director nominee who fails to receive a majority of the votes cast in an election that is not a contested election shall promptly tender his or her resignation to the Board with such resignation expressly stating that it is contingent upon the acceptance of the resignation by the Board in accordance with this Section 9. The Nominating/Governance Committee of the Board, or such other committee designated by the Board pursuant to these By-Laws, shall recommend to the Board whether to accept or reject the tendered resignation, or whether other action should be taken. The Board shall act on the resignation, taking into account the Nominating/Governance Committee’s recommendation, and publicly disclose on a Form 8-K its decision regarding the resignation and, if such resignation is rejected, the rationale behind the decision, within ninety (90) days following certification of the election results. The Nominating/Governance Committee in making its recommendation, and the Board in making its decision, each may consider any factors and other information that they consider appropriate and relevant. The director who has tendered their resignation pursuant to this Section 9 shall not participate in the Nominating/Governance Committee’s or the Board’s deliberations or decision with respect to the tendered resignation. If the board of directors accepts a director’s resignation pursuant to this Section 9, then the Board may fill the resulting vacancy pursuant to these By-Laws and the Certificate of Incorporation.  Unless required by statute, or determined by the chairman of the meeting to be advisable, the vote on any question need not be by written ballot. On a vote by written ballot each, ballot shall be signed by the shareholder voting, or by his proxy, if there be such proxy, and shall state the number of shares voted.

We recommend voting FOR Proposal 5.

Vote Required.

According to the Company’s Proxy Statement, the approval of Proposal 5 requires the affirmative vote of a majority of votes cast at the Annual Meeting. Abstentions will be treated as shares that are present and entitled to vote and therefore will count as votes against Proposal 5. Broker non-votes will have no effect on Proposal 5 as brokers are not entitled to vote on this proposal in the absence of voting instructions from the beneficial owner.

We Recommend a Vote FOR Proposal 5 on the BLUE proxy card.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Who is entitled to vote?

Only holders of Common Stock at the close of business on the Record Date, December 3, 2019, are entitled to notice of and to vote at the Annual Meeting. Shareholders who sold shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares of Common Stock.  Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares of Common Stock after the Record Date (unless they also transfer their voting rights).  According to the Company’s Proxy Statement, the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

How do I vote my shares?

Shares held in record name. If your shares of Common Stock are registered in your own name, please vote today by signing, dating and returning the enclosed BLUE proxy card in the postage-paid envelope provided. Execution and delivery of a proxy by a record holder of shares of Common Stock will be presumed to be a proxy with respect to all shares held by such record holder unless the proxy specifies otherwise.

Shares beneficially owned or held in “street” name. If you hold your shares of Common Stock in “street” name with a broker, bank, dealer, trust company or other nominee, only that nominee can exercise the right to vote with respect to the shares of Common Stock that you beneficially own through such nominee and only upon receipt of your specific instructions. Accordingly, it is critical that you promptly give instructions to your broker, bank, dealer, trust company or other nominee to vote in favor of the election of the Nominees. Please follow the instructions to vote provided on the enclosed BLUE proxy card. If your broker, bank, dealer, trust company or other nominee provides for proxy instructions to be delivered to them by telephone or Internet, instructions will be included on the enclosed BLUE proxy card. We urge you to confirm in writing your instructions to the person responsible for your account and provide a copy of those instructions by emailing them to info@okapipartners.com or mailing them to Harbert Discovery, c/o Okapi Partners LLC, 1212 Avenue of the Americas, New York, New York 10036, so that we will be aware of all instructions given and can attempt to ensure that such instructions are followed.

Note: Shares of Common Stock represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, “AGAINST” Proposal 1, “FOR ALL” of the Nominees listed in Proposal 2, “AGAINST” Proposal 3, “FOR” Proposal 4 and, “FOR” Proposal 5 set forth in this Proxy Statement.

How should I vote on each proposal?

Harbert Discovery recommends that you vote your shares on the BLUE proxy card as follows:

“AGAINST” the proposal to amend the By-Laws to increase the size of the board (Proposal 1);

“FOR ALL” of the Nominees standing for election to the Board named in this Proxy Statement (Proposal 2);

“AGAINST” the advisory proposal to approve the compensation of the Company’s named executive officers (Proposal 3);

“FOR” the ratification of the Company’s selection of independent registered public accounting firm (Proposal 4); and

“FOR” the approval of the amendment to the by-laws to implement majority voting in uncontested director elections (Proposal 5).

What vote is needed to approve each proposal?

Proposal 1– According to the Certificate of Amendment, this bylaw will require an 80% Supermajority vote of the shareholders to pass, as it is inconsistent with Article II, Section 2 of the By-Laws. Although the Company’s Proxy Statement claims that the voting standard to enact the Board Size Amendment is the affirmative vote of a majority of the votes present in person or by proxy of the holders of shares entitled to vote therein, we believe that the clear language of the Company’s charter as amended by the Certificate of Amendment, dictates that the 80% Supermajority vote is required. Abstentions and broker non-votes, if any, will have the same effect on Proposal 1 as votes cast against the proposal.

Proposal 2 – Election of Class II Directors. According to the Company’s Proxy Statement, directors shall be elected by a plurality of the votes cast, meaning the two director nominees who receive the highest number of shares voted “FOR” their election will be elected to the Board. Abstentions will have no effect on the outcome of Proposal 2. Broker non-votes will have no effect on Proposal 2 as brokers are not entitled to vote on this proposal in the absence of voting instructions from the beneficial owner.

THE ONLY WAY TO SUPPORT ALL OF THE HARBERT DISCOVERY NOMINEES IS TO SUBMIT YOUR VOTING INSTRUCTIONS “FOR ALL” OF THE NOMINEES ON THE BLUE PROXY CARD. PLEASE DO NOT SIGN OR RETURN A GOLD OR WHITE PROXY CARD FROM THE COMPANY, EVEN IF YOU INSTRUCT TO “ABSTAIN” ON THEIR DIRECTOR NOMINEES. DOING SO WILL REVOKE ANY PREVIOUS VOTING INSTRUCTIONS YOU PROVIDED ON THE BLUE PROXY CARD.

Proposal 3. According to the Company’s Proxy Statement, the approval of Proposal 3 requires the affirmative vote of a majority of the votes cast at the Annual Meeting. Abstentions will be treated as shares that are present and entitled to vote and therefore will count as votes against Proposal 3. Broker non-votes will have no effect on Proposal 3 as brokers are not entitled to vote on this proposal in the absence of voting instructions from the beneficial owner.

Proposal 4. According to the Company’s Proxy Statement, the approval of Proposal 4 requires the affirmative vote of a majority of votes cast at the Annual Meeting. Abstentions will be treated as shares that are present and entitled to vote and therefore will count as votes against Proposal 4. Broker non-votes will have no effect on Proposal 4 as brokers are not entitled to vote on this proposal in the absence of voting instructions from the beneficial owner.

Proposal 5. According the Company’s Proxy Statement, the approval of Proposal 5 requires the affirmative vote of a majority of votes cast at the Annual Meeting. Abstentions will be treated as shares that are present and entitled to vote and therefore will count as votes against Proposal 5. Broker non-votes will have no effect on Proposal 5 as brokers are not entitled to vote on this proposal in the absence of voting instructions from the beneficial owner.

What are “broker non-votes” and what effect do they have on the proposals?

Generally, broker non-votes occur when shares held by a broker bank, or other nominee in “street name” for a beneficial owner are not voted with respect to a particular proposal because the broker, bank or other nominee has not received voting instructions from the beneficial owner and lacks discretionary voting power to vote those shares with respect to that particular proposal. If your shares are held in the name of a brokerage firm, and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal unless it is a “routine” matter. Under the rules and interpretations of the New York Stock Exchange, there are no “routine” proposals in a contested proxy solicitation. Because Harbert Discovery has initiated a contested proxy solicitation, there will be no “routine” matters at the Annual Meeting.

According to the Company Proxy Statement, broker non-votes, if any, with respect to the proposals set forth in this Proxy Statement will be counted for purposes of determining if there is a quorum at the Annual Meeting, but will not count as votes cast, present and entitled to vote and therefore will not be counted in determining the outcome of any of Proposals 2, 3, 4, and 5. Broker non-votes, if any, will count as a vote against Proposal 1.

What should I do if I receive a proxy card from the Company?

You may receive proxy solicitation materials from Enzo, including an opposition proxy statement and gold proxy card. We are not responsible for the accuracy of any information contained in any proxy solicitation materials used by the Company or any other statements that it may otherwise make.

We recommend that you disregard any proxy card or solicitation materials that may be sent to you by the Company. Voting “WITHHOLD” for any of the Company’s nominees on its proxy card or voting “ABSTAIN” is not the same as voting for the Nominees because a vote withheld or abstained for any of the Company’s nominees will not count as a vote “FOR” the Harbert Discovery Nominees. If you have already voted using the Company’s white or gold proxy card, you have every right to change your vote by completing and mailing the enclosed BLUE proxy card in the enclosed pre-paid envelope or by voting via Internet or by telephone by following the instructions on the BLUE proxy card. Only the latest validly executed proxy that you submit will be counted; any proxy may be revoked at any time prior to its exercise at the Annual Meeting by following the instructions below under “Can I change my vote or revoke my proxy?” If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, Okapi Partners LLC, toll free at (888) 785-6707 or collect at (212) 297-0720.

Can I change my vote or revoke my proxy?

If you are the shareholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Annual Meeting. Proxies may be revoked by any of the following actions:

•	signing, dating and returning the enclosed BLUE proxy card (the latest dated proxy is the only one that counts);
•	delivering a written revocation or a later dated proxy for the Annual Meeting to Harbert Discovery, c/o Okapi Partners LLC, 1212 Avenue of the Americas, New York, New York 10036 or to the secretary of the Company; or
•	attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee. If you attend the Annual Meeting and you beneficially own shares of Common Stock but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to revoke your prior given proxy card. You must have written authority from the record owner to vote your shares held in its name at the meeting. Contact Okapi toll free at (888) 785-6707 or collect at (212) 297-0720.

IF YOU HAVE ALREADY VOTED USING THE COMPANY’S GOLD PROXY CARD, WE URGE YOU TO REVOKE IT BY FOLLOWING THE INSTRUCTIONS ABOVE. Although a revocation is effective if delivered to the Company, we request that either the original or a copy of any revocation be mailed to Harbert Discovery, c/o Okapi Partners LLC, 1212 Avenue of the Americas, New York, New York 10036, so that we will be aware of all revocations.

This proxy statement and all other solicitation materials in connection with this proxy solicitation will be available on the internet, free of charge, at http://www.cureenzo.com.

CONCLUSION

We urge you to carefully consider the information contained in this proxy statement and then support our efforts by signing, dating and returning the enclosed BLUE proxy card today.

Thank you for your support,

Harbert Discovery Fund, LP Harbert Discovery Fund GP, LLC
Harbert Discovery Co-Investment Fund I, LP Harbert Discovery Co-Investment Fund I GP, LLC Harbert Fund Advisors, Inc. Harbert Management Corporation
Jack Bryant Kenan Lucas Raymond Harbert Fabian Blank Peter J. Clemens, IV

IMPORTANT

Tell your Board what you think! YOUR VOTE IS VERY IMPORTANT, no matter how many or how few shares you own. Please give us your proxy “FOR ALL” of the Nominees by taking three steps:

● SIGNING the enclosed BLUE proxy card,

● DATING the enclosed BLUE proxy card, and

● MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares are held in the name of a broker, bank, bank nominee or other institution, only it can vote your shares and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. You may also vote by signing, dating and returning the enclosed BLUE voting form in the postage-paid envelope provided, and to ensure that your shares are voted, you should also contact the person responsible for your account and give instructions for a BLUE proxy card to be issued representing your shares.

After signing the enclosed BLUE proxy card, DO NOT SIGN OR RETURN ENZO’S GOLD PROXY CARD UNLESS YOU INTEND TO CHANGE YOUR VOTE, because only your latest dated proxy card will be counted.

If you have previously signed and returned a white or gold proxy card to Enzo, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to Enzo by signing, dating and mailing the enclosed BLUE proxy card in the postage-paid envelope provided or by voting by telephone or Internet. Any proxy may be revoked at any time prior to the 2019 Annual Meeting by delivering a written notice of revocation or a later dated proxy for the 2019 Annual Meeting to Okapi or by voting in person at the Annual Meeting. Attendance at the Annual Meeting will not in and of itself constitute a revocation.

If you have any questions concerning this proxy statement, would like to request additional copies of this proxy statement or need help voting your shares, please contact our proxy solicitor:

Okapi Partners LLC

1212 Avenue of the Americas

New York, New York 10036

Banks and Brokers Call Collect: (212) 297-0720

All Others Call Toll-Free: (888) 785-6707

Form of BLUE Proxy Card

ENZO BIOCHEM, INC.

Proxy Card for 2019 Annual Meeting of Shareholders

Scheduled to be reconvened on February 25, 2020 (the “Annual Meeting”):

THIS PROXY SOLICITATION IS BEING MADE BY HARBERT DISCOVERY FUND, LP AND HARBERT DISCOVERY CO-INVESTMENT FUND I, LP AND CERTAIN OF THEIR AFFILIATES (“HARBERT DISCOVERY”, “WE” OR “US”) AND THE INDIVIDUALS NAMED IN PROPOSAL 2 (THE “NOMINEES”)

THIS BOARD OF DIRECTORS OF ENZO BIOCHEM, INC. IS NOT SOLICITING THIS PROXY

The undersigned appoints Kenan Lucas, Kevin McGovern, Bruce H. Goldfarb and Eleazer Klein, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Enzo Biochem, Inc., a New York corporation (the “Company”), that the undersigned would be entitled to vote at the Annual Meeting of shareholders of the Company scheduled to be reconvened on February 25, 2020 at The Yale Club of New York City, 50 Vanderbilt Avenue, New York, NY 10017 at 9:00 a.m., New York City time, including at any adjournments or postponements thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the instructions indicated herein, with discretionary authority as to any and all other matters that may properly come before the meeting or any adjournment, postponement or substitution thereof that are unknown to Harbert Discovery a reasonable time before this solicitation.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to said shares, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. This proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting (including any adjournments or postponements thereof).

If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, this proxy will be voted “AGAINST” Proposal 1, “FOR ALL” of the nominees listed in Proposal 2, “AGAINST” Proposal 3, “FOR” Proposal 4, and “FOR” Proposal 5. Due to the Company’s refusal to grant the consent of its Class I nominee to be included on this proxy card and its changing of the agenda/rules of the election, we are not allowed to provide shareholders with the opportunity to vote for the Class I director on our proxy card under SEC rules. However, because the Company’s Class I nominee is running unopposed as a Class I director, then under the Company’s plurality voting standard, she will be elected to the Board should she receive any votes at all. In addition, we are not seeking authority on this proxy card to vote for the Company’s Class III nominee (if Proposal 1 is approved by the shareholders). However, because the Class III nominee is running unopposed, if Proposal 1 is passed, then under the Company’s plurality voting standard the Class III nominee will be elected if he receives any votes. Shareholders can only vote for the Company’s nominees on its proxy card or by attending the Annual Meeting. None of the matters currently intended to be acted upon pursuant to this proxy are conditioned on the approval of other matters. No assurance can be given that the Company’s nominees will serve if elected with any of the Nominees.

– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –

INSTRUCTIONS: OUR VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT. OVER THE BOXES (FILL IN VOTING BOXES “©“ IN BLACK OR BLUE INK)

We recommend that you vote “AGAINST” Proposal 1:

FOR	AGAINST	ABSTAIN

Proposal 1 –Company proposal to amend the By-Laws to increase the maximum size of the Board from five (5) to six (6) members, and provide the discretion to the Board to increase or decrease the size of the Board within the range of five (5) and seven (7) directors.

❑	❑	❑

We recommend that you vote “FOR ALL” of the Nominees in Proposal 2:

Proposal 2 –  Election of the two individuals nominated by Harbert Discovery as Class II directors.

.

Nominees:	FOR ALL.	WITHHOLD ALL	FOR ALL EXCEPT
a. Fabian Blank b. Peter J. Clemens, IV	❑	❑	❑

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the “For All Except” box above and write the name of the nominee(s) from which you wish to withhold in the space provided below.)

We recommend that you vote “AGAINST” Proposal 3:

	FOR	AGAINST	ABSTAIN
Proposal 3 – Company proposal to vote to approve, by a nonbinding advisory vote, the compensation of the Company’s Named Executive Officers.	❑	❑	❑

We recommend that you vote “FOR” Proposal 4:

FOR	AGAINST	ABSTAIN

Proposal 4 – Company proposal to ratify the Company’s appointment of EisnerAmper LLP to serve as the Company’s independent registered public accounting firm for the Company’s fiscal year ending July 31, 2020.	❑	❑	❑

We recommend that you vote “FOR” Proposal 5:

	FOR	AGAINST	ABSTAIN
Proposal 5 – Company proposal to amend the By-Laws to implement majority voting in uncontested director elections.	❑	❑	❑

Signature (Capacity)	Date

Signature (Joint Owner) (Capacity/Title)	Date

NOTE: Please sign exactly as your name(s) appear(s) on stock certificates or on the label affixed hereto. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners must each sign personally. ALL HOLDERS MUST SIGN. If a corporation or partnership, please sign in full corporate or partnership name by an authorized officer and give full title as such.

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS PROXY IN THE ENCLOSED RETURN ENVELOPE THAT IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES.